Kenneth J. Rollins (858) 550-6136 krollins@cooley.com	VIA EDGAR AND FEDEX

April 16, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	Ambit Biosciences Corporation

Registration Statement on Form S-1 (File No. 377-186760)

Dear Mr. Riedler:

This letter is being submitted on behalf of our client, Ambit Biosciences Corporation (the “Company”), in response to comments received from the staff of the Securities and Exchange Commission (the “Commission”) (the “Staff”) by letter dated April 9, 2013 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Enclosed with the paper copy of this letter are marked pages of the Registration Statement, reflecting changes to the disclosure in the Registration Statement that the Company intends to make when it files Amendment No. 2 to the Registration Statement on Form S-1, which it currently intends to file with the Commission via EDGAR pursuant to the Securities Act of 1933, as amended, during the last week of April 2013. Page references in the text of the responses below correspond to the page numbers of those enclosed marked pages.

Staff Comments and Company Responses

Prospectus Summary

Our Pipeline of Targeted Products, page 2

1. We note that your agreement with Astellas will terminate effective on September 2013 and that you are in the process of developing a transition plan for the future development of quizartinib. We also note that Astellas is currently conducting a Phase 2b study which will establish the dosing levels for a Phase 3 study scheduled to begin in 2014. Please expand your disclosure throughout your prospectus, as appropriate, to provide specific information regarding the effect of the termination with Astellas on the expected completion date for the Phase 2b study and commencement date of the Phase 3 study. You should also disclose the additional management and oversight activities you will have to provide regarding these clinical trials and any challenges you will face in doing so.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420 WWW.COOLEY.COM

April 16, 2013

Response: The Company intends to make the changes reflected in the enclosed marked pages of the Registration Statement, including pages 3, 14, 75, 88, 90 and 96, when it files the next amendment to the Registration Statement.

The Company respectfully advises the Staff that the clinical development plans disclosed in the Registration Statement reflect the Company’s current plans, after taking into account the termination of its agreement with Astellas in September 2013. The Company further advises the Staff that it has disclosed, in multiple sections of the Registration Statement, that all worldwide development of quizartinib will become the Company’s responsibility following the effective date of the termination of the agreement with Astellas. The Company believes that the disclosure included in the Registration Statement, including in the sections entitled “Risk Factors,” “Business” and “Business – Government Regulation and Product Approval” comprehensively describe the processes and activities related to the anticipated conduct of the Company’s clinical trials. Further, the management and oversight activities for which the Company will be responsible relating to quizartinib are consistent with activities for which it is responsible for the other drug candidates that it has in development.

2. Please expand your disclosure throughout the prospectus, as appropriate, to discuss the key factors that contributed to Astellas’ decision to terminate its involvement in the development of quizartinib. Your discussion should address the extent to which Astellas considered clinical data as well as the factors unrelated to the clinical properties of quizartinib.

Response: The Company respectfully advises the Staff that it does not have any information regarding the key factors that contributed to Astellas’ decision to terminate its involvement in the development of quizartinib and it, therefore, cannot expand the disclosure in the prospectus related to such decision.

3. If the transition agreement with Astellas could include a provision establishing some royalty or other form of contingent compensation related to future commercial sales of quizartinib, please expand your discussion, where appropriate, to provide necessary disclosure.

Response: The Company advises the Staff that any transition agreement with Astellas will not include a provision establishing a royalty or other form of contingent compensation related to future commercial sales of quizartinib. As set forth in the Registration Statement, all worldwide rights to quizartinib will revert to the Company upon the termination of the agreement with Astellas.

Summary Consolidated Financial Information, page 8

4. Please revise the consolidated balance sheet data to include a line item for common stock and additional paid in capital.

Response: The Company intends to make the changes reflected in the enclosed marked page 9 of the Registration Statement, when it files the next amendment to the Registration Statement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420 WWW.COOLEY.COM

April 16, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Research and Development Expenses, page 57

5. You state on pages 56 and 57 that your agreement with Astellas will be terminated, effective September 2013, and that you will be responsible for research and development costs that formerly were paid by Astellas. Please revise your disclosure to quantify the expected effect on your results of operations and how you intend to fund the additional costs to pursue development of quizartinib. Clarify if you intend to pursue development of quizartinib outside the U.S. and European Union, which development costs were previously the responsibility of Astellas.

Response: The Company intends to make the changes reflected in the enclosed marked pages of the Registration Statement, including pages 56, 58 and 88, when it files the next amendment to the Registration Statement, to add additional disclosure regarding its intention to seek strategic partnerships for worldwide development and commercialization of quizartinib. The Company advises the Staff that the total proceeds expected to be raised in the offering to which the Registration Statement relates has been increased in order to cover the additional costs expected to be incurred by the Company in the development of quizartinib as a result of the termination of the agreement with Astellas. The section of the Registration Statement entitled “Use of Proceeds” as well as disclosure regarding the Company’s intended use of proceeds that appears in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis” reflect the Company’s anticipated use of proceeds from the offering after accounting for the termination of its agreement with Astellas and the resulting increase in development costs that will be the responsibility of the Company.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, pages 61-64

6. We acknowledge your response and disclosure revisions related to our prior comment number 1. As a reminder, we continue to include the following follow-up comments regarding your disclosure and accounting for stock-based compensation:

•

Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed. Please provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420 WWW.COOLEY.COM

April 16, 2013

•	Once the IPO price is disclosed, we will assess your accounting for convertible equity issuances such as the convertible preferred stock issued in October 2012 and convertible note issuances in 2012.

Response: The Company acknowledges the Staff’s comment.

Summary of Stock Option Grants, page 64

7. We acknowledge your response and disclosure revisions related to our prior comment number 2, including your supplemental paragraph added at the top of page 64. We have the following additional comments regarding the material decrease in the fair value of your common stock from April 2012 to December 2012:

•	Please clarify in the filing how a 1-for-1 00 reverse common stock split in October 2012 would have the effect of decreasing your common stock valuation.

•	Please clarify whether all quantities (shares and dollars) are presented as adjusted for the 1-for-100 reverse common stock split in October 2012.

•

Qualitatively explain in the filing in detail what events or factors occurred within the company to cause its post stock split fair value per common share to decline from $7.00 per share (as “Reassessed”) on April 24, 2012 to $0.25 cents per share on December 13, 2012.

Response: The Company intends to make the changes reflected in the enclosed marked page 64 of the Registration Statement when it files the next amendment to the Registration Statement.

Notes to Consolidated Financial Statements

2. Ambit Canada, page F-1

8. We acknowledge your response to our prior comment number 3. As a continuing reminder, you state that “The Company acknowledges the Staff’s comment and will amend the First Amended Registration Statement to describe such written agreement when it is finalized.” Also, please tell us your accounting treatment for the agreement and cite the applicable accounting literature used. Address whether or not the convertible features of the convertible issuances would result in a derivative and provide additional disclosure as necessary. Disclose the amount of any beneficial conversion feature that will be recorded in connection with the convertible issuances. Please file the agreement.

Response: The Company intends to make the changes reflected in the enclosed marked pages of the Registration Statement, including pages 7, 9, 48, 50, 137, 139, 142, 144, 147, 148, 154, F-38, II-3 and II-4, when it files the next amendment to the Registration Statement to reflect that it has an agreement with GrowthWorks pursuant to which GrowthWorks will exercise the put

4401 EASTGATE MALL, SAN DIEGO, CA 92121   T: (858) 550-6000   F: (858) 550-6420 WWW.COOLEY.COM

April 16, 2013

right simultaneously with the conversion of the Company’s outstanding shares of preferred stock into shares of common stock prior to the consummation of the offering to which the Registration Statement relates. Pursuant to that agreement, the shares subject to the put right will be converted into shares of the Company’s common stock automatically at such time and without any further action required of GrowthWorks or the Company. Upon such conversion, the existing put agreement as well as the agreement that provides for the exercise of the put right will not be material agreements to the Company as there will be no continuing obligations thereunder. For that reason, the Company does not intend to file the agreement.

* * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter and the enclosed marked pages of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6136.

Sincerely,

Cooley LLP

/s/ Kenneth J. Rollins, Esq
Kenneth J. Rollins, Esq.

cc:	Michael A. Martino, Ambit Biosciences Corporation

Thomas A. Coll, Esq., Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM